Man Group USA Inc.
Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com

02049036

SUPPL

July 23, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

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MARIANNE BARRY

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Peter Clarke

Tel. No:
020 7285 3181

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Director's Shareholding

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Man Group plc

2 Name of director:

Alison Jane Carnwath

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
In respect of the director named above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alison Jane Carnwath	64,000 shares

Total Shareholding:	64,000 shares

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
In relation to the director named above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase of shares under the Man Group plc Dividend Reinvestment Plan (DRIP)

7 Number of shares/amount of stock acquired:
762

8 Percentage of issued class:
insignificant

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
ordinary shares of 10p each

12 Price per share:
1089p

13 Date of transaction:
18 July 2002

14 Date company informed:
18 July 2002

15 Total holding following this notification:
64,762

16 Total percentage holding of issued class following this notification:
0.02%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
n/a

18 Period during which or date on which exercisable:
n/a

19 Total amount paid (if any) for grant of the option:
n/a

20 Description of shares or debentures involved: class, number:
n/a

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
n/a

22 Total number of shares or debentures over which options held following this notification:
n/a

23 Contact name for queries:
Mr Barry Wakefield

24 Contact telephone number:
020 7285 3764

25 Name of company official responsible for making notification:
Mr Barry Wakefield

Additional Information:

NNNN